Exhibit 99.1

Cellect Biotechnology and Quoin Pharmaceuticals Announce Strategic Merger

Up to $25.25 million of funding at $75 million pre-money valuation to be available to the combined company concurrently with the merger

Cellect shareholders to retain approximately 25% of the combined Company pre-funding

Tel Aviv, Israel and Ashburn, VA – March 24, 2021 – Cellect Biotechnology Ltd. (NASDAQ: APOP), a developer of innovative technology that enables the functional selection of stem cells, and Quoin Pharmaceuticals Inc. (“Quoin”), a privately held specialty pharmaceutical company, today announced that the Boards of Directors of the two companies have unanimously approved a definitive Merger Agreement (the “Agreement”).

Under the terms of the Agreement, Cellect shareholders will retain approximately 25% of the combined shares before investment while the shareholders of Quoin will receive shares of Cellect common stock representing approximately 75% of the pre-investment number of shares. Cassel Salpeter & Co., an independent investment banking firm, provided a fairness opinion with respect to the 1:3 ratio of shares between Cellect original shareholders and Quoin.

In connection with the merger, Quoin has secured $25.25 million in committed equity funding from Altium Capital, a highly regarded institutional healthcare investor. The merger agreement provides for certain dilution protections for the pre-closing Cellect shareholders in connection with such equity financing.

Quoin is a specialty pharmaceutical company focused on rare and orphan diseases. Quoin’s leadership team is made up of industry veterans, with extensive relevant executive experience and proven records of recent success in the pharmaceutical industry.

“This strategic merger provides Quoin with additional capital and an exciting opportunity to continue advancing our innovative product pipeline. As we work to build a strong foundation for growth, we remain committed to addressing the unmet medical needs of rare disease communities. We look forward to accelerating the clinical development of our programs and delivering enhanced value to our shareholders,” stated Dr. Michael Myers, Chief Executive Officer of Quoin Pharmaceuticals.

Cellect has also signed an agreement to sell the entire share capital of Cellect’s subsidiary company, Cellect Biotherapeutics Ltd. (the “Subsidiary”), that will include all of the existing assets, to EnCellX Inc., a newly formed U.S. privately held company based in San Diego, CA (the “Share Transfer”). The Share Transfer is intended to close concurrently with the closing of the Cellect and Quoin merger. In consideration for the Share Transfer, the pre-closing Cellect shareholders will receive a contingent value right (“CVR”) entitling the holders to earnouts comprised of certain royalties, milestone payments and exit fees.

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Adi Mohanty, the former President & Chief Executive Officer at Lineage Cell Therapeutics (formerly BioTime Inc.) is the Chief Executive Officer of EnCellX. Prior to joining Lineage, Mr. Mohanty served in various leadership positions of increasing responsibilities at private and public biotechnology companies, including a long tenure at Shire plc,. Dr. Shai Yarkoni, Cellect’s current Chief Executive Officer, will join Mr. Mohanty as the Chief Technology Officer and a member of EnCellX’s Board of Directors. Dr. Yarkoni’s compensation will include a significant component contingent upon the success of EnCellX. Further information and detail will be provided in the materials that will be submitted to the SEC and the Proxy to be distributed to the shareholders before Cellect’s shareholders’ meeting.

“This is a win-win for our shareholders and represents the best path forward to maximize their investment,” commented Dr. Yarkoni, Chief Executive Officer of Cellect Biotechnology. “Our Board has thoroughly reviewed several opportunities and believe that Quoin’s clinical program, coupled with its experienced leadership and the committed funding, has the potential to reward our shareholders. In addition, the payments to be distributed to Cellect’s pre-closing shareholders under the CVRs create a unique opportunity to reap the benefits of the continued development of our cell and gene therapy assets. Current management is fully committed to continue the development of Cellect’s technology under EnCellX.”

“I strongly believe in the potential of Cellect’s programs, and I am committed to continue the development of these programs through commercialization,” commented Mr. Mohanty. “The expansion of the program with the upcoming U.S. trial is an opportune time to pivot key operations to the U.S., and working alongside Dr. Yarkoni, I look forward to building and expanding on previous achievements.”

Completion of the merger is subject to approval of the Cellect and Quoin shareholders and certain other conditions and the merger is expected to close by the end of the second quarter of 2021. Following the completion of the merger. Cellect will be renamed Quoin Pharmaceuticals and will begin trading on NASDAQ under the symbol 'QNRX.'

A Current Report on Form 6-K containing more detailed information regarding the merger transaction will be filed with the Securities and Exchange Commission.

JMP Securities is acting as exclusive advisor to Quoin Pharmaceuticals for the proposed transaction. Cassel Salpeter & Co., an independent investment banking firm, was the exclusive advisor for Cellect and rendered a fairness opinion.

BDO served as external evaluator of current Cellect assets.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: APOP) has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of cell-based therapies.

The Company's technology is expected to provide researchers, clinicians and pharmaceutical companies with the tools to rapidly isolate specific cells in quantity and quality, allowing cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company's current clinical trial is aimed at bone marrow transplantations in cancer treatment.

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About Quoin Pharmaceuticals

Quoin is a privately held specialty pharmaceutical company with a portfolio of development stage products addressing major unmet medical needs in rare and orphan diseases. The company’s lead products are under development for a number of rare skin diseases including Netherton Syndrome, Peeling Skin Syndrome, SAM Syndrome, Palmoplantar Keratoderma and Epidermolysis Bullosa.

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed transaction, Cellect Biotechnology will file a registration statement and a related prospectus with the Securities and Exchange Commission (“SEC”) pursuant to which the issuance of the ordinary shares of Cellect Biotechnology in the proposed transaction will be registered. Investors are urged to read the registration statement and the related prospectus (including all amendments and supplements) because they will contain important information regarding the Cellect Biotechnology’s common units and the transaction. Investors may obtain free copies of the registration statement and the related prospectus when they become available, as well as other filings containing information about Cellect Biotechnology, without charge, at the SEC’s Web site (www.sec.gov).

Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss Cellect's expectations regarding timing of the commencement of its planned U.S. clinical trial and its plan to reduce operating costs. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company's history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company's ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company's ability to obtain regulatory approvals; the Company's ability to obtain favorable pre-clinical and clinical trial results; the Company's technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company's clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company's industry; unforeseen scientific difficulties may develop with the Company's technology; the Company's ability to retain or attract key employees whose knowledge is essential to the development of its products; and the Company’s ability to pursue any strategic transaction or that any transaction, if pursued, will be completed. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov, and in the Company's periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

Or

EVC Group LLC

Michael Polyviou

(732) 933-2754

mpolyviou@evcgroup.com

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